Slide 1

First Financial Holdings, Inc.

Charleston, South Carolina

A. Thomas Hood

President and CEO

November 10-12, 2004

Introduction

Slide 2

Forward-looking Statements

Certain matters in the presentation today constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the State of South Carolina, interest rates, the South Carolina real estate market, the demand for mortgage loans, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended September 30, 2003. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.

2

Forward-looking statement

First Financial Holdings, Inc.

Charleston, South Carolina



FIRST SOUTHEAST	FIRST SOUTHEAST	The KIMBRELL
Investor Services, Inc.	Insurance Services, Inc.	Company, Inc.

FIRST SOUTHEAST	KINGHORN	PREFERRED
Fiduciary & Trust Services, Inc.	Insurance Services, Inc.	Markets, Inc.

	JOHNSON	ATLANTIC
	Insurance Associates, Inc./	Acceptance Corp.
	Benefit Administrators, Inc.	

First Financial's operations are conducted primarily through five companies - the bank - First Federal, the First Southeast group, consisting of a full service broker/dealer - First Southeast Investor Services; First Southeast Fiduciary and Trust Services, which provides trust services to bank customers and others; and one of South Carolina's largest insurance agencies - First Southeast Insurance Services – and a managing general agency operating under the Kimbrell Insurance Group (a wholesaler of insurance solutions to independent agencies). Atlantic acceptance is a premium finance company.

Slide 4

Outline

- Corporate Profile
- Strategic Direction
- Sales and Service Excellence
- Human Capital
- Insurance Sales and Services
- Non-Interest Income Growth
- Distribution Channels
- Markets Served
- Financial Performance

4

To outline the presentation, I will:
- Give you a quick profile of First Financial;
- Describe the strategic direction of the company;
- Talk about our commitment to sales and service excellence;
- Discuss a key strength -- our people;
- Discuss our insurance sales and services and our focus on non-interest income growth;
- Briefly describe our distribution systems and the markets we serve;
- And, review financial performance.

Slide 5

Corporate Profile

- 3rd largest financial institution headquartered in South Carolina
- Significant presence in attractive, high growth coastal markets
- One of the largest independent insurance agencies in South Carolina

5

Corporate Profile
   (*Read Slide)*

Corporate Profile
September 30, 2004
(amounts in thousands)

A Community Bank offering consumer and business banking, insurance, investment and trust products and services

- NASDAQ ticker   FFCH
- Total Assets $ 2,442,313
- Net Loans $ 1,817,585
- Total Equity $ 165,187
- Equity/Assets   6.76%
- Market capitalization $ 384,596

Average Compounded Growth Rate	5 Year	10 Year
– Assets	3.36%	6.98%
– Net Income	4.93%	6.93%
– Earnings per share	6.52%	7.63%

6

(Read Slide) - (At September 30, 2004)

Corporate Profile
Household Relationships
September 30, 2004

115,650	Banking households served
25,249	Insurance households served
5,359	Investment/Trust households served
44%	Households with 3 or More Products
65%	50-Plus Club Households with 3 or More Products
56%	Retail Households With A Demand Account Relationship
12%	Insurance Households with a Bank Relationship

7

(*Read Slide)*

Strategic Direction

- Major Commitment to Sales and Service Excellence
- Build and Retain the High-Quality Workforce/Family-Friendly Workplace
- Continued Expansion of Insurance, Investment and Trust Businesses - the First Southeast Group
- Aggressive sales of Bank Products and Services in Insurance Households
- Continued Investments in Diverse Distribution Channels
- Continued Efforts to Accelerate Non-Spread Revenues
- Expansion of Internet Banking Products and Services
- Increased Emphasis on Sales of Banking Products and Services for Small and Medium-sized Businesses

8

Strategic Direction   -   *(Read Slide)*

Sales and Service Excellence

- Strong Culture of Service Excellence
- Cohen Brown Sales Program "Champions"- Introduced in 1997
- Absolute Commitment to Sales Excellence at Every Level
- "Breakthrough Service" Program Initiated in Fiscal 2001
- Comprehensive Mystery Shopping Research Tool in Fiscal 2004

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- All of our companies have an exceptional history of service excellence.
- In 1997, we introduced the "Champions" program to every person in the Company.
- And, there is a very, very strong commitment to the program at every level of the organization.
- Weekly sales meetings are held in all retail and service units.
- We have changed the Company's culture from service excellence to one of sales and service excellence.
- In 2000, we introduced a program modeled after the "Champions" program for all of our service employees called "Break-Through Service," which has now been rolled out to all our First Southeast companies.
- Developed a comprehensive mystery shopping program for key customer contact points in mid-2004. Fiscal 2005 goals include close to 90% customer satisfaction bench-mark.

First Financial's Human Resources Strategies

- Experienced, Motivated Management Team
- Qualified, Well-trained Staff
- Increasing Use of Incentive based compensation
  - 37% of Total Employees Incentive Based

10

We have a very experienced management team.
Significant resources are invested in staff training -- no teller, financial services representative goes before a customer before completing a rigorous training program.
All lenders, financial services representatives, trust and investment sales personnel - all receive incentive based compensation.
In fact 37% of all of our management and employees are now incentive compensation based.

Corporate Profile
Executive Management

Name	Title	Age	Experience
A. Thomas Hood	President & CEO	58	28 years
Susan E. Baham	Executive Vice President & CFO	54	33 years
Charles F. Baarcke, Jr.	Executive Vice President & Chief Lending Officer	58	29 years
John L. Ott, Jr.	Executive Vice President, Retail Banking	56	33 years

11

Executive Management - *(Read Slide)*

Slide 12

Corporate Profile
Senior Management

Name	Title	Age	Experience
Mark R. Adelson	SVP Investments	50	22 years
Robert C. Bailey	SVP Branch Admin.	54	27 years
Elton K. Carrier	SVP Commercial Lending	61	30 years
Kenneth J. Clair	SVP Lending & Loan Op.	50	28 years
Charles L. Clark II	SVP Loan Servicing	60	37 years
R. Bruce Copeland, Jr.	SVP Marketing	46	19 years
C. Alec Elmore, Jr.	SVP Northern Region	44	23 years
Mark G. Endres	SVP and Controller	62	33 years
Jerry P. Gazes	SVP Human Resources	57	31 years
Anthony J. Johnston, IV	SVP Information Technology	43	19 years
Betsy B. Lewis	SVP Internal Audit	46	18 years
Allison A. Rhyne	SVP Insurance Services	51	25 years
Robert F. Snyder, Jr.	SVP Support Services	55	33 years
Richard H. Stoughton	SVP Information Systems	58	29 years

12

Senior Management - *(Read Slide)*

Family Friendly Workplace

- A Strong Commitment to Supporting Family Friendly Policies and Programs in the Workplace
- Flexible Employee Volunteer Program for Schools and Non-profits
- Tuition Reimbursement/Tuition Grant Programs for Full and Part-time Employees
- Flexible Work Schedules and Part-time Options
- Childcare Resource and Referral Service
- Childcare Subsidy Program
- Elder Care
- Possible Paid Time Off Program

13

- First Financial places significant emphasis on supporting family friendly policies and programs in the work place.
- We make it very easy for our employees to volunteer for schools and non-profit organizations. (it is part of our culture.)
- We have tuition reimbursement and grant programs for both full-time and part-time employees.
- We offer flexible work schedules and part-time employment opportunities.
- We offer a child care resource and referral service and subsidize employee child care expenses.
- We also offer elder care referral services and may add a subsidy program.
- Evaluating a paid time off program to replace vacation and sick leave.



Human Capital
Average Years with the Company
September 30, 2004

- One of our key advantages is the quality, knowledge and experience of our management team.
- They average 18 years of experience with the Company and 25 years experience in banking, investment, trust or insurance.
- Retail sales office managers average 12 years with our company, and bank retail sales personnel have significant levels of experience.
- Our insurance representatives average 8 years with our company and 16 years of industry experience.
- Our investment representatives average 7 years with first southeast and 19 years of experience.
- Our tellers average six years with our company.

Performance Drivers
September 30, 2004

- Targets for Management Team Stock Ownership- One to Four Times Compensation
- Specific Goals for Management Performance Plan - ROE Driven
- Performance Plan for Directors - ROE Driven
- 61% Employees Have Earned Stock Options
- 90% Employees Own Company Stock
- 18% of Shares Owned by Directors, Officers & Employees

15

All of the Companies' compensation and benefit systems are linked to superior performance:

(read slide)

Insurance Sales and Service

- Total Insurance Revenues: $17.5 million
- 44% Personal Lines/ 56% Commercial Lines
- Premiums Written (in millions)
  - Personal $ 43.3
  - Commercial $ 55.2
  - Wholesale (1,947 active producing agencies) $ 27.0
- Major Companies represented: Allstate, Selective, Auto-Owners, St. Paul Travelers, Harleysville, Zurich, Companion, Hartford and Chubb
- Largest Independent Allstate Representative in the United States.

16

- We have been in the insurance agency business since 1986.
- Total insurance revenues for fiscal 2004 were just over $17.5 million.
- 44% coming from personal lines and 56% from commercial lines.
- The Kimbrell/Preferred Markets companies and Atlantic Acceptance Corporation were acquired in January.
- They currently service 1,947 producing agencies. Since the acquisition, 79 new agencies have been added and reduced 140 low volume agencies.
- over $900,000 in premiums, previously placed with other wholesalers, is now placed in-house.
- Some major companies represented include Allstate, Selective, Auto-Owners, St. Paul Travelers, Harleysville, Zurich, Companion, Hartford and Chubb.
- In fact, first southeast insurance is the largest independent Allstate representative in the nation.



Insurance revenues increased 28% for fiscal 2004, mostly as a result of the Kimbrell Insurance acquisition in fiscal 2004.   As noted, our growth rate in insurance revenues is significant.

Slide 18

Insurance Acquisitions

(amounts in millions)

Company	Date	Market	Premiums Written
Adams Insurance	1990	Personal lines	$ .8
Magrath Insurance	1992	Mixed lines	$ 3.9
Epps-McLendon	1995	Personal lines	$ 3.4
Associated Insurors	2000	Commercial lines	$ 11.5
Kinghorn Insurance	2001	Mixed lines, group health	$ 21.0
Johnson Insurance	2002	Commercial lines, Third Party Administrator	$ 18.0
Woodruff Agency (merged - Johnson Ins.)	2003	Commercial lines	$ 5.0
The Kimbrell Group	2004	MGA—Excess, Surplus and Standard Lines	$ 27.0
Other Insurance Operations			
First Southeast Reinsurance		Private mortgage reinsurance	
Family Financial (14.3% ownership)		Reinsures contractual liability policies written in conjunction with debt protection programs.	

18

We have increased revenues significantly through acquisitions. In the past five years we have added over $82 million in premiums.

- In addition we operate a private mortgage reinsurance company, which reinsures mortgage insurance on loans originated by the bank.
- We also are an investor (own 14.3%) in Family Financial – a life insurance company headquartered in Louisiana that reinsures liability policies written in debt protection programs.



Insurance, Brokerage and Trust Revenues
(amounts in thousands)

19

Non-interest income from insurance, brokerage, and trust services is growing much faster than other non-interest income and totaled more than $20 million in fiscal 2004, up 24%.



- Total non-interest revenues have grown 69% over the last three fiscal years with substantial growth in insurance and brokerage revenues.
- Total non-interest revenues were up 3% in fiscal 2004 despite mortgage banking declining $62 million.
- Non-interest revenues now total 36% of total revenues. This number has increased steadily over the past several years.

Slide 21


Other Income Distribution
Fiscal 2004
$7,637
Other
18%
$2,609
Mortgage
Banking/loan
servicing
6%
$11,584
Deposit Fees
27%
$2,831
Brokerage and
Trust
7%
$17,514
Insurance
42%
21

Other Income Distribution
(Read Slide)



Demand Deposit Accounts and Deposit Account Fees
(dollars in thousands)

22

Strong growth in demand deposits-both retail and commercial accounts – has resulted in significant growth in deposit account fees (which were up 10% in 2002, 13% in 2003 and 9% 2004).

Slide 23


First Financial Holdings, Inc.
Markets
Lake Wylie
Florence
Lake City
Conway
Sunset Beach, NC
Myrtle Beach
Columbia
Charleston
Hilton Head Island
Retail Banking Offices (41)
Wal*Mart Superstore Offices (7)
First Southeast Insurance Services (11)
Kimbrell Insurance Group (1)
First Southeast Investor Services (10)
First Southeast Fiduciary and Trust Services (3)
23

First Financial does business in four primary markets: the Charleston area, the Grand Strand/Myrtle Beach area, the Florence market and the Hilton Head/Bluffton market. We also serve several other markets, including Georgetown and Brunswick County in North Carolina.

- We have 49 bank sales offices -- 3 in Hilton Head, 23 in the Charleston area, 18 in the Grand Strand area and coastal North Carolina, and 5 in Florence.
- 7 of these locations are in Wal*Mart Superstores – monthly these branches produce more than 3 times the number of demand account relationships of traditional branches.
- We have a commitment to open 2 more stores in the next year to 18 months.
- We have 11 insurance sales offices (including our recent Kimbrell/Preferred Markets acquisitions). These offices currently produce $98.5 million retail and commercial and $27 million wholesale in premiums annually. In 2001 we opened our first office in Brunswick County, North Carolina.
- We have 13 investment and trust offices located inside bank sales office locations throughout the region.



Internet Banking Growth
Households and Businesses

- We have a rapidly growing internet banking service we introduced in may 2000.
- At September 30, we have 29.6% of deposit households using this service.

Slide 25

Market Characteristics

	Population 2003 Estimate(1)	Residential Building Permit Growth 2000-2003(2)	Personal Per Capita Income 2001(3)	Unemploy-ment(3) Sept. 2004
Charleston MSA	571,631	37.3%	$25,543	4.7%
Myrtle Beach MSA	210,757	14.2%	$24,021	4.1%
Florence MSA	128,335	(61.1)%	$25,742	8.9%
Beaufort Co.	132,899	56.6%	$33,943	3.3%
Georgetown Co.	58,924	1.2%	$25,002	11.8%
Brunswick Co., NC	81,592	95.1%	$23,908	3.4%
FFCH Markets	**1,184,138**	**39.5%**	**$26,097**	**5.2%**
SC	**4,147,152**	**16.4%**	**$24,840**	**6.9%**
US	**290,809,777**	**18.6%**	**$30,413**	**5.4%**

[1] US Census Bureau
[2] US Census Bureau statistics as prepared by Geodata Consultants, Inc.
[3] NC & SC Employment Securities Commissions

25

- Our markets include 29% of the population in South Carolina.
- Population is growing faster in First Financial markets than in South Carolina and the country.
- Per capita income is above the South Carolina average.

Well Positioned In Key Markets
June 30, 2004
(amounts in millions)

Deposits

Institution	Share	Institution	Share
Charleston MSA - $6,142 total deposits		**Myrtle Beach MSA** - $3,806 total deposits	
1. Wachovia	21.8%	1. Coastal	16.3%
2. Bank of America	18.0%	2. Conway National Bar	14.3%
3. First Federal	15.5%	3. Carolina First	12.0%
		9. First Federal	5.2%
Beaufort County - $2,363 total deposits		**Florence MSA** - $1,521 total deposits	
1. Wachovia	18.4%	1. Wachovia	22.5%
2. Bank of America	16.8%	2. BB&T	13.1%
3. SunTrust	11.0%	3. Bank of America	8.9%
11. First Federal	4.2%	6. First Federal	7.3%
Georgetown County - $769 total deposits		**Brunswick County** - $1,154 total deposits	
1. Plantation FSB	21.7%	1. BB&T	52.5%
2. Carolina First Bank	17.0%	2. Security Savings Ban	15.3%
3. First Federal	10.7%	3. Coastal Federal	10.1%
		8. First Federal	1.2%

Source: FDIC--does not include credit union data

26

First Financial enjoys significant shares in key deposit markets.   Average deposits per branch (open longer than 2 years) is $37.4 million in our traditional locations and $7.4 million in our Wal-Mart Superstore locations.

Financial Performance

A brief review of our recent financial performance.



We are approximately $2.4 billion in assets at September 30, 2004. The lack of asset growth in recent periods is the result of a much larger proportion of single-family real estate loans being sold in the secondary market and our focus on acquiring service related businesses.

Slide 29


Loan Portfolio
(amounts in millions)
$71
Construction
4%
$217
Consumer
12%
$198
Multifamily &
Commercial
11%
$94
Land & Lots
6%
$1,232
Residential Real
Estate
67%
$114
Construction
6%
$436
Consumer
23%
$241
Multifamily &
Commercial
13%
$101
Land & Lots
5%
$988
Residential Real
Estate
53%
9/30/1999
9/30/2004
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Our loan composition continues to change.

- We continue to put more emphasis on expanding consumer and business lending.
- As a result, those balances have continued to grow as a part of our total loan portfolio.
- Consumer, construction, and multi-family/commercial/business and real estate loans now represent 42% of total loans.

Credit Quality









30

At the end of fiscal 2004, non-performing assets were 51 basis points of total assets. Net charge-offs have been very low for the past five years and were 32 basis points in fiscal 2004. Obviously larger portfolios of commercial and consumer loans have resulted in increased levels of charge-offs.

Problem Assets

September 30, 2004
(amounts in thousands)

Non-accrual Loans	$ 8,439
Loans 90 Days or More Past Due	63
Renegotiated Loans	0
REO through Foreclosure	4,003
TOTAL	$ 12,505
NPA/Total Assets	.51%
YTD Annualized Net Charge-offs /Average Net Loans	.32%
Allowance/Non-Performing Loans	174%

31

Total problem assets were $12.5 million at September 30, 2004, down 12% from September 30, 2003.



Deposit Composition
September 30, 2004
(amounts in millions)

$439
Checking
29%

$672
CDs
44%

$243
Money Market
16%

$167
Statement
Savings
11%

32

Transaction accounts-checking, money market deposits and statement savings now make up 56% of total deposits. Certificates of deposit are substantially all in-market, retail deposits.



- The Company continues to grow lower costing demand deposit balances with considerable growth in our seniors banking program.
- Balances of demand deposits were up 22% in fiscal 2003 and are up 10% in fiscal 2004.



Net interest income has declined 2% over last fiscal year. This is due in part to continued loan repricing and a slowing of liability repricing.

Slide 35



During fiscal 2003 the spread was 3.66% and in fiscal 2004 declined to 3.35%



The bank efficiency ratio has been below 58% for several years. If you exclude the FHLB advance prepayment fee incurred in the September quarter, the ratio for fiscal 2004 would be 56.3%.



Net Income
(amounts in thousands)

Fiscal year to date net income is down 10% due primarily to lower gains on the sale of loans and a decline in net interest income.



Core earnings per share were up 41% over the past three fiscal years, but are down in fiscal 2004.



Return on equity exceeded 15% for the past five fiscal years and was 16.7% for our latest fiscal year. We are just under 15% for fiscal 2004.

Stock Repurchase Programs

Starting Date	Ending Date	Shares Authorized	Shares Repurchased
5/27/03 -	11/30/04	650,000	573,100*
10/25/02 -	6/30/03	650,000	650,000
9/17/01 -	9/30/02	600,000	477,800
2/25/00 -	9/30/00	500,000	93,300
10/23/98 -	6/30/99	500,000	500,000
7/29/96 -	3/31/97	250,000	93,100

* As of November 5, 2004

40

We have been a very active repurchaser of our common stock over the last three years. Currently, we have repurchased over 88% of the current 650 thousand share repurchase plan, which expires November 30, 2004.

Slide 41



Stock Performance
This tracks our performance over the last two years.



The Company increased its cash dividend in the first quarter of fiscal 2005 to 23 cents per share, a 4.5% increase over the prior year. Cash dividend increases have averaged 12% over the past three fiscal years.